Mail Stop 6010





       March 24, 2006



Mark J. Gallenberger
Vice President, Chief Financial Officer and Treasurer
LTX Corporation
50 Rosemont Road
Westwood, Massachusetts 02090

	RE:	LTX Corporation
		Form 10-K for the fiscal year ended July 31, 2005
		Filed October 11, 2005
		File No. 0-10761
		Form 10-Q for the period ending January 31, 2006
		Filed March 13, 2006

Dear Mr. Gallenberger:


	We have reviewed your response dated March 10, 2006 and have the following comments. We have limited our review to matters related to the issues raised in our comments and we will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended July 31, 2006

General
1. We note your response to our Comment Letter of February 28, 2006.
Your reply did not contain the requested statement acknowledging that
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please include an acknowledgement of the above statement in your response letter.

Form 10-Q for the Period Ending January 31, 2006

Notes to Financial Statements, page 6

Note 4 Reorganization Charges and Inventory Provisions, page 12

2. We note during the three month period ended January 31, 2006 that
LTX charged retained earnings $1.7 million related to United Kingdom prior period pension curtailment costs. Please tell us more about the nature and timing of the referenced prior period curtailment costs as well as how you were required to account for them. Also, tell us the periods to which the adjustment relates and support your assertion that the amount recorded is immaterial to prior period financial results. Finally, revise the filing to include all disclosures required by APB Opinion 20 or tell us how you comply with the disclosure requirements thereof. We may have further comments after reviewing your response.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela J.
Crane, Accounting Branch Chief, at (202) 551-33554.


								Sincerely,


								Jay Webb
								Reviewing Accountant
Mark J. Gallenberger
LTX Corporation
March 24, 2006
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